Exhibit 99.1

Puxin Limited Plans to Enter into the Fast-food Chain Restaurant in China

BEIJING, Feb 4, 2022 – Puxin Limited (NYSE: NEW) (“Puxin” or the “Company”), a private educational services provider in China, today announced that it is evaluating opportunities to expand its existing business by entering into the fast-food chain restaurants business in China. The Company possesses a strong integration capability and expects that its Puxin Business System, which covers 3,000 management modules, would allow it to optimize the operating system and business performance of existing restaurants. The Company also expects that its involvement will support the restaurants to improve customers traffic by opening new locations around or inside the Company’s schools. No assurance can be provided that the Company will complete a transaction in the identified industry.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “may,” “would,” “expect,” “anticipate,” “future,” “intend,” “aim,” “plan,” “believe,” “estimate,” “predict,” “project,” “continue,” “confident” and similar statements. Forward-looking statements in this press release including statements regarding the Company’s potential expansion into the fast food chain restaurants business, and the potential results of any such expansion. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the Company may be unsuccessful in negotiating or completing a potential transaction, any new business expansion may not have the expected or intended results, continued listing of the ADSs on the NYSE, compliance with NYSE rules, future developments related to the Notes, the planned discontinuation and sale of the K-12 tutoring services, the Company’s goals and strategies, its ability to achieve and maintain profitability, its ability to attract and retain students to enroll in its courses, its ability to effectively manage its business transition and expansion and successfully integrate new businesses, its ability to identify or pursue targets for acquisitions, its ability to compete effectively against its competitors, its ability to improve the content of its existing courses or to develop new courses, and relevant government policies and regulations relating to the Company’s corporate structure, business and industry. Further information regarding these and other risks is included in the Company’s most recent Form 20-F annual report and other filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

About Puxin Limited

Puxin Limited (NYSE: NEW) (“Puxin” or the “Company”) is a private educational services provider in China. Puxin has a strong acquisition and integration expertise to effectively improve education quality and operational performance of acquired schools. Puxin offers quality educational services to students, and has developed online and mobile applications to enhance students’ learning experience. For more information, please visit http://www.pxjy.com/.

Contacts

Puxin Limited

Investor Relations

Phone: +86-10-6269-8930

E-mail: ir@pxjy.com

ICA Investor Relations (Asia) Limited

Mr. Kevin Yang

Phone: +86-21-8028-6033

E-mail: puxin@icaasia.com

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